Qumu Corporation
510 1st Avenue North, Suite 305
Minneapolis, MN 55403

January 25, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attention: Jan Woo and Ivan Griswold

Re:    Qumu Corporation
Registration Statement on Form S-3
File No. 333-215551

Dear Ms. Woo and Mr. Griswold:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m. Eastern Time on Friday, January 27, 2017, or as soon as practicable thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act. Once the Registration Statement is effective, please orally confirm effectiveness with our counsel, Lindquist & Vennum LLP, by calling April Hamlin at (612) 371-3522.

In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, the Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (612) 683-9096 or April Hamlin of Lindquist & Vennum LLP at (612) 371-3522.

Sincerely,

QUMU CORPORATION

/s/ Peter J. Goepfrich

Peter J. Goepfrich
Chief Financial Officer

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